UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB0006776081

Issuer Name
PEARSON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Ameriprise Financial, Inc.

City of registered office (if applicable)
Minneapolis

Country of registered office (if applicable)
United States

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
03-Jun-2024

6. Date on which Issuer notified
05-Jun-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.979000	0.000000	4.979000	33346051
Position of previous notification (if applicable)	5.015000	0.000000	5.015000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0006776081	2886	33331290	0.000000	4.977000
US7050151056	0	11875	0.000000	0.002000
Sub Total 8.A	33346051		4.979000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Ameriprise Financial, Inc. (Chain 1)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	TAM UK International Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	TAM UK Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Asset Management Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	TC Financing Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Asset Management Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 2)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Investments UK International Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle (Europe) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle AM (Holdings) Plc	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Holdings) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Management) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Management Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 3)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Management Investment Advisers, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 4)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Investments UK International Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle (Europe) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle AM (Holdings) Plc	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Holdings) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Netherlands B.V.	0.000000	0.000000	0.000000%

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Threadneedle Asset Management Limited is wholly owned by TC Financing Limited, which is itself wholly owned by Threadneedle Asset Management Holdings Limited, which is itself wholly owned by TAM UK Holdings Limited, which is itself wholly owned by Threadneedle Holdings Limited, which is itself wholly owned by TAM UK International Holdings Limited, which is itself wholly owned by Ameriprise Financial, Inc.Columbia Management Investment Advisers, LLC is wholly owned by Ameriprise Financial, Inc.Columbia Threadneedle Management Limited is wholly owned by Columbia Threadneedle Holdings Limited, which is wholly owned by Columbia Threadneedle Group (Management) Limited, which is wholly owned by Columbia Threadneedle Group (Holdings) Limited, which is wholly owned by Columbia Threadneedle AM (Holdings) Plc, which is wholly owned by Columbia Threadneedle (Europe) Limited, which is wholly owned by Columbia Threadneedle Investments UK International Limited, which is wholly owned by Ameriprise Financial, Inc.Columbia Threadneedle Netherlands B.V. is wholly owned by Columbia Threadneedle Group (Holdings) Limited, which is wholly owned by Columbia Threadneedle AM (Holdings) Plc, which is wholly owned by Columbia Threadneedle (Europe) Limited, which is wholly owned by Columbia Threadneedle Investments UK International Limited, which is wholly owned by Ameriprise Financial, Inc.

12. Date of Completion
05-Jun-2024

13. Place Of Completion
Swindon, UK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 06 June 2024
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary